United States securities and exchange commission logo





                             May 9, 2023

       Anne Blackstone
       Chief Executive Officer
       LUDWIG ENTERPRISES, INC.
       1749 Victorian Avenue, #C 350
       Sparks, Nevada 89431

                                                        Re: LUDWIG ENTERPRISES,
INC.
                                                            Registration
Statement on Form S-1
                                                            Filed April 26,
2023
                                                            File No. 333-271439

       Dear Anne Blackstone:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 14, 2023 letter.

       Registration Statement on Form S-1

       Use of Proceeds, page 23

   1. We note your response to comment 8 and your revisions to your disclosure here. You state on page 26 that "[y]our
management has determined that expenditures for clinical trials and marketing would be
the last expenditure items to be reduced" if you were required to prioritize your
expenditures in the case you do not sell all of the offered shares. We also note, however, that you
intend to purchase equipment with which you expect to analyze
                                                        mRNA samples. Please
clarify whether these purchases of equipment are necessary to conducting your
clinical trials and whether or not you will prioritize these equipment purchases.
Additionally, with respect to the funds you intend to put towards your research and clinical trials,
please provide further details with respect to what aspects of your
 Anne Blackstone
FirstName  LastNameAnne Blackstone
LUDWIG ENTERPRISES,     INC.
Comapany
May  9, 2023NameLUDWIG ENTERPRISES, INC.
May 9,
Page 2 2023 Page 2
FirstName LastName
         research and clinical development you intend to support with these funds, including reference to how far into the research and development processes the proceeds will enable you to reach. For example, please discuss how far into the development and execution of your current research study and additional planned research studies as described on pages 39 through 41 you expect the proceeds will enable you to reach.
2. We note your statement here that "[y]our plan is to develop specific antibodies that bind to these genes and market them to biotech- and pharma-companies to treat chronic inflammatory diseases, such as cancer, diabetes and heart disease." Please clarify whether your current and planned clinical research studies will support your plan to develop these antibodies. Please also expand your disclosure in your "Our Strategy" section on page 40 to discuss your plans to develop and market antibodies to treat chronic inflammatory diseases, including your plan to "organize an antibody research lab." Business
Background, page 36

3. We note your response to comment 12 and your revised disclosure on page 36. Please expand your disclosure to briefly discuss why the April 2019 acquisition of Direct
         Mortgage Investors, Inc. was rescinded in September 2021 and why the management team decided at that time to move in the direction of the current business plan. Please also expand your disclosure to briefly explain how the business plan "gained clarity" in late
         2021.
My RNA for Life Home Test Kits, page 38

4. We note your response to comment 15 and we reissue the comment in part. We note that you have revised your disclosure to state that you have "developed, internally, a variety of statistical and data analysis approaches, all centering around a combined representation of machine learning and clustering methodology." Please expand your discussion here to clearly explain what your machine learning approach and clustering methodology are and then to discuss how you have used these to develop the various statistical and data analysis approaches that you use. Please also clarify your disclosure in your discussion of your clinical research studies starting on page 39 to explain how these combined approaches will be applied in your studies, including if the three models you discuss here will be examined in each study.
Current Research Study, page 39

5. We note your response to comment 13 and your revised disclosure on page 39. Please define "Elisa-based protein cellular biomarkers" and "Elisa technology." Please also revise to clarify what "unique bioinformatics strategy" you will use in addition to the Elisa technology. We also note that you plan to perform statistical analysis. Please revise your disclosure to discuss when measurements will be taken using your My RNA for Life test kits and to clarify how the measurements may then be used to develop an "L-genomic
 Anne Blackstone
FirstName  LastNameAnne Blackstone
LUDWIG ENTERPRISES,     INC.
Comapany
May  9, 2023NameLUDWIG ENTERPRISES, INC.
May 9,
Page 3 2023 Page 3
FirstName LastName
         bladder cancer risk score." It may be helpful to discuss step-by-step how the study will be conducted, including at what stages measurements will be taken and then how those measurements will be used to perform a statistical analysis and generate a cancer risk score.
Dietary Supplement Formula License, page 39

6. We note your response to comment 16 and your inclusion of the agreement with Xikoz,
         Inc. as Exhibit 10.8. We note that the December 6, 2022 press release stated that "[t]he compounds within this formula have the potential to modulate inflammatory conditions that are the root causes of many chronic diseases." Please expand your disclosure to discuss how this dietary supplement,"FlamaBlue," is different from your My RNA for
         Life    Genetic Centric Supplement and discuss how it will fit into your overall business
         strategy. For example, please discuss whether you plan to market FlamaBlue to the same
         customers as your My RNA for Life    Genetic Centric Supplement.
Intellectual Property, page 42

7. We note your response to comment 20 and reissue the comment in part. Please revise to include the type of patent protection for which you have applied. Manufacturing and Distribution, page 45

8. We note your response to comment 23 and your revised disclosure on page 45. We note that Designer Genomics Inc serves as one of your two CROs. We also note your disclosure on page F-15 that in July 2022 you acquired the assets of Designer Genomics
         International, Inc. and that those assets "consisted solely of the technological know-how of its owners." You also state that Designer Genomics International, Inc. "was a dormant inactive entity at the time of the asset purchase." Please clarify whether there is any relation between the Designer Genomics Inc that serves as your CRO and Designer
         Genomics International, Inc., the entity whose assets you acquired in July 2022. To the extent that you have a material agreement in place with Designer Genomics Inc as your
         CRO, please revise your disclosure to include the material terms of that agreement. Please also file the agreement as an exhibit to the registration statement, or, in the alternative, please tell us why you believe that you are not required to file the agreement. Refer to
         Item 601(b)(10) of Regulation S-K.
Management, page 47

9. We note your response to comment 26 and your revised disclosure here. With respect to your consulting agreement with Homeopathic Partners, Inc., please clarify the termination provisions, including whether there is any connection between this agreement and Dr.
         Hausman's consulting agreement. Additionally, please file an executed version of the consulting agreement dated July 1, 2022 with Homeopathic Partners, Inc. as Exhibit 10.4.
         The current agreement filed as Exhibit 10.4 only appears to be executed by the Registrant.
 Anne Blackstone
FirstName  LastNameAnne Blackstone
LUDWIG ENTERPRISES,     INC.
Comapany
May  9, 2023NameLUDWIG ENTERPRISES, INC.
May 9,
Page 4 2023 Page 4
FirstName LastName
Executive Compensation, page 49

10. We note there appears to be a footnote number 5 following the name of Jean Cherubin, however, there is no corresponding footnote below in this section. Please revise to include the missing footnote.
Item 16. Exhibits and Financial Statement Schedules, page II-2

11. We note your response to comment 29 and reissue the comment. Please file your Bylaws as Exhibit 3.3.
12. We note that you state that Exhibits 4.1 through 4.25, with the exception of Exhibit 4.19, have been "Filed previously." However, we also note that in your prior Draft Registration
         Statement filed on February 15, 2023 you stated that Exhibits 4.1 through 4.25 were "To be filed by amendment" and the exhibits were not filed at that time. Please file the exhibits or revise to clarify that they will be filed by future amendment.
General

13. We note various publicly available press releases, including on your official Twitter page, discussing recent strategic steps, including partnerships and product launches, which do not appear to be discussed in your registration statement. These press releases include:

                A May 3, 2023 press release titled,    Ludwig Enterprises to
Launch New
              Nutraceutical in Hair Loss Market    discussing your plans    to
expand [your] direct to
              consumer and direct to professional sales and marketing strategies to include individuals facing hair loss associated with inflammation.
                An April 25, 2023 press release titled,    Ludwig Enterprises
Announces Launch of
              New Nutraceutical and Strategic Marketing Plan    discussing the
launch of your
                 ground-breaking nutraceutical, NuGenea       and the release
of your    strategic sales
              and marketing plan    for NuGenea.
                A March 23, 2023 press release titled,    Ludwig Enterprises
Announces Agreement
              with Summit Bancorp to Assist with Cross Listing on the Canadian Stock Exchange announcing you signed an agreement with Summit Bancorp of Ontario Canada to assist you with cross listing on the Canadian Stock Exchange.
                A March 21, 2023 press release titled,    Ludwig Enterprises
Announces Intention to
              List on the Canadian Stock Exchange    and a March 21, 2023
Tweet, each
              announcing your intention to file a Non-Offering Prospectus in the second quarter of
              2023 to enable you to be listed on the Canadian Stock Exchange.
                A March 16, 2023 press release titled,    Ludwig Enterprises
Developing New
              Partnerships to Fuel Growth    discussing early stage discussions
the company is
              having with a foreign developer of nutraceutical products and with an organization to
              conduct a diabetes clinical study using the company   s products.
                A March 9, 2023 press release titled,    Ludwig Enterprises
Announces Brand Name
              for Groundbreaking Nutraceutical    announcing the brand name,
NuGenea   , for your
 Anne Blackstone
LUDWIG ENTERPRISES, INC.
May 9, 2023
Page 5
           nutraceutical product formulated to reduce chronic inflammation.
             A March 7, 2023 press release titled,    Ludwig Enterprises
Develops Program to
           Support Ketamine Clinics    and a March 10, 2023 Tweet each
announcing an
           agreement with Dr. Kim Farahay and Dr. Jeff Lee to provide them with the
           company   s products for use in Ketamine treatment of patients with
Treatment
           Resistant Depression.
             A February 14, 2023 press release titled,    Ludwig Enterprises
Launches Growth
           Plan    discussing an agreement you entered into with The Fannon
Group for its
           services providing healthcare sales and marketing expertise.
             A January 12, 2023 press release titled,    Ludwig Enterprises,
Inc. (OTC: LUDG)
           Prepares to Trade on the OTCQB Market    and a subsequent March 2,
2023 Tweet
           each stating that you have begun the application process to be approved to trade on the OTCQB Market.

      To the extent that any partnerships, agreements, product launches or other developments discussed in the abovementioned press releases are material to your business, please revise your disclosure in the appropriate section of your registration statement to discuss these recent developments. Please ensure your registration statement is complete and accurate, and that the information on your website, including social media sites, and in future press releases is consistent with such disclosure.
        You may contact Kristin Lochhead at 202-551-3664 or Terence O'Brien at 202-551-3355
if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Ansart at 202-551-4511 or Celeste Murphy at 202-551-3257 with any other questions.



                                                           Sincerely,

FirstName LastNameAnne Blackstone                          Division of
Corporation Finance
                                                           Office of Industrial
Applications and
Comapany NameLUDWIG ENTERPRISES, INC.
                                                           Services
May 9, 2023 Page 5
cc:       Eric Newlan
FirstName LastName